# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002087493

## Reporting persons
- CoinFund Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, PA, 18042.

## Item 2. Person Filing
Name of person filing: CoinFund Management LLC ("CoinFund Mgr")
Address of principal business office or, if none, residence:
287 Park Avenue South, Suite 520
New York, NY 10010
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

During the quarter ended June 30, 2026, CoinFund Mgr ceased to serve as investment manager for various funds that held Common Stock of the Issuer. Accordingly, as of June 30, 2026, CoinFund Mgr no longer beneficially owned such securities.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CoinFund Management LLC: /s/ Stewart Eichner, By Stewart Eichner, CLO & CCO (08/14/2026)